

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

August 12, 2016

Alan J. Sokol
Chief Executive Officer and President
Hemisphere Media Group, Inc.
2000 Ponce de Leon Boulevard
Suite 500
Coral Gables, FL 33134

      Re: Hemisphere Media Group, Inc.
              Form 10-K for Fiscal Year Ended December 31, 2015
              Filed March 14, 2016
              File No. 1-35886

Dear Mr. Sokol:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications